UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 16, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement

The Kimberly-Clark Corporation Executive Severance Plan was amended and restated by the Kimberly-Clark Corporation's Board of Directors on November 16, 2005.

The Plan provides certain eligible executives, including Named Executive Officers, severance benefits in the event of a termination of employment in certain qualified circumstances related to a change in control of the Corporation.

The Executive Severance Agreements under the Plan (the "Agreements") provide that upon a qualified termination of employment related to a change in control, the participant will receive a cash payment in an amount equal to the sum of (1) three times annual base salary and the target bonus award for that fiscal year, (2) the value, based on the Corporation's stock price at the date of the participant's termination, of forfeited restricted stock, time-vested restricted share units, performance-vested restricted share units (at the greater of target or the attainment of the performance goal as of the end of the prior year) and certain unvested incentive stock options, (3) the value of three additional years of service and compensation under the Corporation's pension plan and its related supplemental plans, and (4) three years of COBRA premiums for medical and dental coverage. In addition, nonqualified stock options, and certain incentive stock options, will vest and be exercisable within the earlier of five years from the participant's termination or the remaining term of the option.

The Plan also provides that in certain circumstances if the participant incurs excise tax due to the application of Section 280G of the Internal Revenue Code of 1986, the participant is entitled to an additional cash payment so that the participant will be in the same position as if the excise tax were not applicable. The Agreements with the Named Executive Officers will be extended for an additional three years from the date of execution.

A copy of the Plan is attached as Exhibit 10b to this report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: November 16, 2005   By: /s/ Mark A. Buthman
                                        Mark A. Buthman
                                        Senior Vice President and
                                        Chief Financial Officer

EXHIBIT INDEX

(10)b. Kimberly-Clark Corporation Executive Severance Plan, as amended and restated as of November 15, 2005.

KIMBERLY-CLARK CORPORATION

EXECUTIVE SEVERANCE PLAN
As
Amended and Restated
As of November 15, 2005

1.   Preamble and Statement of Purpose. The purpose of this Plan is to assure the Corporation that it will have the continued dedication of, and the availability of objective advice and counsel from, key executives of the Corporation notwithstanding the possibility, threat or occurrence of a change of control of the Corporation.

In the event the Corporation receives any proposal from a third person concerning a possible business combination with the Corporation, or acquisition of the Corporation's equity securities, or otherwise considers or pursues a transaction that could lead to a change of control, the Board of Directors of the Corporation (the "Board") believes it imperative that the Corporation and the Board be able to rely upon key executives to continue in their positions and be available for advice, if requested, without concern that those individuals might be distracted by the personal uncertainties and risks created by such a possibility.

Should the Corporation receive or consider any such proposal or transaction, in addition to their regular duties, such key executives may be called upon to assist in the assessment of the proposal or transaction, to advise management and the Board as to whether the proposal or transaction would be in the best interest of the Corporation and its stockholders, and to take such other actions as the Board might determine to be appropriate.

2.   Definitions. As used in this Plan, the following terms shall have the following respective meanings:

(a)   Agreements: Executive Severance Agreements in substantially the forms approved by the Board and attached hereto as Exhibit A (for Tier I Participants) or Exhibit B (for Tier II Participants).

(b)   Annual Bonus Amount: For any Participant, the Target-level award payable to the Participant for the year in which the Relevant Date occurred (or, if not then established, for the preceding year) or, if higher, for any subsequent year that begins before the Qualified Termination of Employment, under the Kimberly-Clark Corporation Executive Officer Achievement Award Program or the Kimberly-Clark Corporation Management Achievement Award Program, as applicable, or any successor or additional plan.

(c)   Cause: The term "Cause" shall mean any of the following:

(i)   the commission by the Participant of a felony;

(ii)   the Participant's dishonesty, habitual neglect or incompetence in the management of the affairs of the Corporation; or (iii)　the refusal or failure by the Participant to act in accordance with any lawful directive or order of the Corporation, or an act or failure to act by the Participant which is in bad faith and which is detrimental to the Corporation.

(d)　Change of Control: A "Change of Control" shall be deemed to have taken place upon the first of the following to occur: (i) a third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, acquires shares of the Corporation having 20% or more of the total number of votes that may be cast for the election of directors of the Corporation; or (ii) as the result of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Corporation before the Transaction shall cease to constitute a majority of the Board of Directors of the Corporation or any successor to the Corporation.

(e)　Code: The Internal Revenue Code of 1986, as amended.

(f)　Committee: The Compensation Committee of the Board.

(g)　Corporation: Kimberly-Clark Corporation and any successor thereto that assumes this Plan and the Agreements pursuant to Section 13 below.

(h)　Eligible Executive: Those key executives of the Corporation and its Subsidiaries who are from time to time designated by the Board as, or who pursuant to criteria established by the Board or the Committee are, eligible to receive an Agreement.

(i)　Equity Plans: The Kimberly-Clark Corporation 2001 Equity Participation Plan, the Kimberly-Clark Corporation 1999 Restricted Stock Plan, the Kimberly-Clark Corporation 1992 Equity Participation Plan, and any successor or additional plans under which a Participant receives stock options, restricted stock or other equity-based compensation.

(j)　Excise Tax: The excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(k)　Fair Market Value: With respect to any publicly traded equity security, the reported closing price of such security on the relevant date as reported on the composite list used by The Wall Street Journal for reporting stock prices, or, if no such sale shall have been made on that day, on the last preceding day on which there was such a sale; and with respect to any other property, the fair market value thereof as determined by the Committee in good faith.

(l)   Good Reason: Termination by the Participant for "Good Reason" shall mean the Participant's termination of his or her employment after the occurrence (without the Participant's express written consent) of any one of the following acts by the Corporation, or failures by the Corporation to act (subject to the Corporation's ability to correct as set forth below):

(i)   the assignment to the Participant of any duties inconsistent with the Participant's status as a key executive officer of the Corporation or a substantial adverse alteration in the nature or status of the Participant's responsibilities and position from those in effect immediately prior to the Change of Control, other than such alteration primarily attributable to the fact that the Corporation is no longer a public company;

(ii)   a reduction by the Corporation of the Participant's annual base salary by five percent or more as in effect immediately prior to the Change of Control, except for across-the-board salary reductions similarly affecting all key executives of the Corporation;

(iii)   the Corporation's requiring the Participant to be based at a location other than: (A) the location of the Participant's office as of the date of the Change of Control or another location within 50 miles from that location; (B) the location of the headquarters of the Corporation; or (C) the location of the headquarters of one of its centers of operation; provided, that required travel on the Corporation's business to an extent substantially consistent with the Participant's business travel obligations as of the date of the Change of Control shall not be considered Good Reason;

(iv)   the failure of the Corporation to pay as soon as administratively feasible, after notice from the Participant, any portion of the Participant's current compensation;

(v)   the failure of the Corporation to continue in effect any compensation plan in which the Participant participates immediately prior to the Change of Control which is material to the Participant's total compensation, including but not limited to the Corporation's stock option, incentive compensation, and bonus plans, or any substitute plans adopted prior to the Change of Control, unless an equitable arrangement (which is embodied in an ongoing substitute or alternative plan but which need not provide the Participant with equity-based incentives) has been made with respect to such plan, or the failure by the Corporation to continue the Participant's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable than the benefits provided to other participants;

(vi)   the failure by the Corporation to continue to provide the Participant with benefits substantially similar to those enjoyed by the Participant under any of the Corporation's pension, life insurance, medical, health and accident, or disability plans in which the Participant was participating at the time of the Change of Control, the taking of any action by the Corporation which would directly or indirectly materially reduce any of such benefits or deprive the Participant of any material fringe benefit enjoyed by the Participant at the time of the Change of Control, or the failure by the Corporation to provide the Participant with the number of paid vacation days to which the Participant is entitled on the basis of years of service with the Corporation in accordance with the Corporation's normal vacation policy in effect at the time of the Change of Control.

The Participant's right to terminate the Participant's employment for Good Reason shall not be affected by the Participant's incapacity due to physical or mental illness. However, in order to terminate employment for Good Reason, (1) the Participant must give the Corporation a notice setting forth the circumstances of the act or failure to act alleged to constitute Good Reason within 30 days after the Participant first has actual notice of such act or failure, and stating that the Participant has determined that such act or failure constitutes "Good Reason" hereunder, (2) the Corporation must fail to correct such act or failure within 30 days after it receives such notice from the Participant, and (3) the Participant must actually terminate his or her employment during the period of 30 days beginning 30 days after the Corporation receives such notice.

(m)   Key Employee: Any Participant who meets the definition of a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code and the regulations promulgated thereunder.

(n)   Multiplier: For a Tier I Participant, three; and for a Tier II Participant, two.

(o)   Net After Tax Receipt: The Value of a Payment, net of all taxes imposed on a Participant with respect thereto under Sections 1 and 4999 of the Code, determined by applying the highest marginal rate under Section 1 of the Code which applied to the Participant's taxable income for the immediately preceding taxable year.

(p)   Parachute Value: With respect to a Payment, the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment

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that constitutes a "parachute payment" under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(q)   Participant: An Eligible Executive who is a party to an Agreement which has not been terminated in accordance with the terms of this Plan.

(r)   Payment: Any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of a Participant, whether paid or payable pursuant to this Plan or otherwise.

(s)   Qualified Termination of Employment: The termination of a Participant's employment with the Corporation and/or its Subsidiaries either (i) within the two (2) year period following a Change of Control of the Corporation (A) by the Corporation without Cause or, (B) by the Participant with Good Reason, or (ii) by the Corporation without Cause before a Change of Control, if a Change of Control occurs within one year after such termination and it is reasonably demonstrated by the Participant that such termination of employment was at the request of a third party that had taken steps reasonably calculated to effect a Change of Control or otherwise arose in connection with or in anticipation of a Change of Control. A transfer of employment for administrative purposes among the Corporation and its Subsidiaries shall not be deemed a Qualified Termination of Employment, but if such a transfer results in the occurrence of Good Reason, the affected Participant shall have the right to terminate employment for Good Reason and such termination shall be a Qualified Termination of Employment.

(t)   Reduced Amount: With respect to a Participant, the greatest aggregate amount of Separation Payments which (a) is less than the sum of all Separation Payments and (b) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if the Participant were paid the sum of all Separation Payments.

(u)   Relevant Date: In the case of a Qualified Termination of Employment as described in clause (ii) of the definition of "Qualified Termination of Employment," the date of such Qualified Termination of Employment and, in all other cases, the date of the Change of Control.

(v)   Safe Harbor Amount: The portion of the payment to or for the benefit of a Participant that does not constitute an "excess parachute payment for purposes of Section 280G of the Code.

(w)   Separation Payment: With respect to a Participant, a Payment paid or payable to the Participant pursuant to this Plan or an Agreement (disregarding Section 9 of this Plan).

(x)   Severance Period: For a Tier I Participant, the period of three years beginning on the date of the Qualified Termination of Employment; and for a Tier II Participant, the period of two years beginning on the date of the Qualified Termination of Employment.

(y)   Subsidiary: Any domestic or foreign corporation at least twenty percent (20%) of whose shares normally entitled to vote in electing directors is owned directly or indirectly by the Corporation or by other Subsidiaries.

(z)   Tier I Participant: A Participant whose Agreement indicates that he or she is a Tier I Participant.

(aa)   Tier II Participant: A Participant whose Agreement indicates that he or she is a Tier II Participant.

(bb)   Value: With respect to a Payment, the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

3.   Participation; Agreements. Eligible Executives shall be proffered an Agreement and upon execution and delivery thereof by the Eligible Executive evidencing such Eligible Executive's agreement not to voluntarily leave the employ of the Corporation and its Subsidiaries and to continue to render services during the pendency of any threatened Change of Control of the Corporation, such Eligible Executive shall become a Participant. Each Agreement shall indicate whether the Participant to whom it is proffered will be a Tier I Participant or a Tier II Participant. A Participant shall cease to be a Participant in the Plan upon the termination of the Participant's Agreement in accordance with its terms.

4.   Termination of Employment of Participants. Nothing in this Plan shall be deemed to entitle a Participant to continued employment with the Corporation and its Subsidiaries and the rights of the Corporation to terminate the employment of a Participant shall continue as fully as though this Plan were not in effect, provided that any Qualified Termination of Employment shall entitle the Participant to the benefits herein provided. In addition, nothing in this Plan shall be deemed to entitle a Participant under this Plan to any rights, or to payments under this Plan, with respect to any plan in which the Participant was not a participant prior to a Qualified Termination of Employment.

5.   Payments Upon Qualified Termination of Employment. In the event of a Qualified Termination of Employment of a Participant who is a Key Employee, a lump sum cash payment or payments shall be made to such Participant as compensation for services rendered, in an amount or amounts (subject to any applicable payroll or other taxes required to be withheld) equal to the sum of the amounts specified in subsections (a) through (i) below, such payments to be made at the first day of the seventh month following the date of separation from service except to the extent not yet calculable, in which case such portions shall be paid as soon as practicable following the ability to calculate the amount. In the event of a Qualified Termination of Employment of a Participant who

is not a Key Employee, a lump sum cash payment or payments shall be made to such Participant within 10 days following the last day of employment of the Participant with the Corporation except to the extent not yet calculable, in which case such portions shall be paid as soon as practicable following the ability to calculate the amount:

(a) <u>Salary Plus Incentive Compensation</u>. A lump sum amount equal to the Multiplier times the sum of (a) the Participant's annual base salary at the rate in effect immediately prior to the Relevant Date or, if higher, immediately before the Qualified Termination of Employment and (b) the Annual Bonus Amount;

(b) <u>Equity Participation Plan - Participation Shares</u>. A lump sum amount equal to the payment to which the Participant would have been entitled had all Participation Shares awarded to the Participant under any Equity Plan that were outstanding on the Relevant Date and which had not matured as of the date of termination of employment and which will not mature as a result of the termination of employment, matured, such payment to be determined as though such award had matured and its book value at maturity been determined on the last day of the calendar quarter preceding the date of termination of the Participant's employment;

(c) <u>Equity Participation Plan - Option Shares</u> (i) Except with respect to incentive stock options outstanding at the effective date of the Participant's Agreement for which the Option Price is lower than the Fair Market Value of the Stock at such date, all stock options that were granted to the Participant under any of the Equity Plans, including but not limited to any substitute plans adopted prior to the Relevant Date (or any successor or additional plan), that were outstanding both on the Relevant Date and immediately before the Qualified Termination of Employment, shall vest and become exercisable and the Qualified Termination of Employment of the Participant shall be deemed a retirement for purposes of exercising the stock options under the terms of the Equity Plans, and (ii) notwithstanding the foregoing, with respect to Incentive Stock Options that were outstanding at the effective date of the Participant's Agreement for which the Option Price is lower than the Fair Market Value of the Stock at such date, and which were forfeited upon the termination of the Participant's employment, a lump sum amount equal to the excess of (I) the aggregate Fair Market Value on the date of termination of the shares of common stock of the Corporation or other equity security then subject to such Incentive Stock Options over (II) the aggregate option price for such shares or other equity security;

(d) <u>Restricted Stock</u>. With respect to restricted shares and/or restricted share units granted to the Participant under any of the Equity Plans that were outstanding but not vested on the Relevant Date and which are forfeited as a result of the termination of the Participant's employment, a lump sum amount equal to the Fair Market Value of an equivalent number of shares of common stock of the Corporation (or such other equity security into which the restricted shares and/or restricted share units has been converted) on the date of termination of employment; in the event the number of restricted shares and/or restricted share units was to be determined by the attainment of performance goals according to a schedule determined by the Committee, the number of shares that shall be considered to vest shall the greater of the target level established or the number of shares which would have vested based on the attainment of the Performance Goal as of the end of the prior year;

(e)   Successor or Additional Stock Appreciation Right, Incentive Compensation, and Bonus Plan. A lump sum amount equal to the payment to which the Participant would have been entitled had all amounts awarded or granted to the Participant, vested or matured, under any stock appreciation right, incentive compensation, and bonus plans, which are adopted after the effective date of the Participant's Agreement and in which the Participant participates immediately prior to the Relevant Date, including but not limited to any substitute plans adopted prior to the Relevant Date (or any successor or additional plan), which had not vested or matured as of the date of termination of employment and will not vest or mature as a result of the termination of the Participant's employment, such payment to be determined as though such award or grant had vested or matured on the date of termination of the Participant's employment;

(f)   Incentive Investment Plan. A lump sum amount equal to any benefits under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (or any successor or additional plan) that the Participant has accrued, but that are forfeited as a result of his or her termination of employment, based upon the value of the Participant's account as of the most recent valuation date before the date of the Qualified Termination of Employment;

(g)   Retirement Contribution Plan. A lump sum amount equal to (a) in the case of a Tier I Participant, the Participant's annual Retirement Contributions under the Kimberly-Clark Corporation Retirement Contribution Plan (or any successor or additional plans) and the Kimberly-Clark Corporation Retirement Contribution Excess Benefit Program (or any successor or additional plans) (collectively, the "Retirement Contribution Plan") to which the Participant would have been entitled if he had remained employed by the Corporation for the Severance Period at the rate of annual compensation specified in Section 5(i) above except that the Annual Bonus Amount shall be treated as earned for the year in which termination occurred and the balance of the Severance Period and no award actually earned in, and paid for, the year in which termination occurred shall be considered, plus (b) for all Participants, the excess of (I) the benefits under the Retirement Contribution Plan to which the Participant would be entitled if the Participant were fully vested in all of his or her benefits under the Retirement Contribution Plan at the date of termination of employment, over (II) the value of the benefits to which the Participant is actually entitled at the date of termination of employment, based upon the value of the Participant's account as of the most recent valuation date before the date of the Qualified Termination of Employment;

(h)   Salaried Retirement Plan. In the case of a Tier I Participant, a lump sum retirement benefit, in addition to any benefits received under the Supplemental Benefit Plan to the Kimberly-Clark Corporation Salaried Employees' Retirement Plan (or any successor or additional plans) and the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Salaried Employees' Retirement Plan (or any successor or additional plans) (collectively, the "Supplemental Plan") and the Kimberly-Clark Corporation Salaried Employees' Retirement Plan (or any successor or additional plans) (the "Salaried Retirement Plan"), such benefit to be equal to the actuarial present value of a straight life annuity without level income option and in an amount equal to the excess of (a) the benefits under the Salaried Retirement Plan and the Supplemental Plan to which the Participant would have been entitled in the form of a straight life annuity without level income option if such Participant had remained employed by the Corporation for the Severance Period, at the rate of annual compensation specified in Section 5(i) above except that the Annual

Bonus Amount shall be treated as earned for the year in which termination occurred and the balance of the Severance Period and no award actually earned in, and paid for, the year in which termination occurred shall be considered, over (b) the benefits to which the Participant would actually have been entitled under the Salaried Retirement Plan and the Supplemental Plan, had such benefit been paid in the form of a straight life annuity without level income option; and

(i)   Medical and Dental Benefits. A lump sum amount equal to (a) the amount of the monthly premiums that the Participant would be required to pay, if he or she elected "COBRA" continuation coverage under the medical and dental plans of the Corporation in which the Participant was participating immediately before the Qualified Termination of Employment, based upon the premium rates in effect as of the date of the Qualified Termination of Employment, times (b) for a Tier I Participant, 36, and for a Tier II Participant, 24.

6.   Other Terms and Conditions. The Agreement to be entered into pursuant to this Plan shall contain such other terms, provisions and conditions not inconsistent with this Plan as shall be determined by the Board. Where appearing in this Plan or the Agreement, the masculine shall include the feminine and the plural shall include the singular, unless the context clearly indicates otherwise.

7.   Non-Assignability. Each Participant's rights under this Plan shall be non-transferable except by will or by the laws of descent and distribution.

8.   Unfunded Plan. The Plan shall be unfunded. Neither the Corporation nor the Board shall be required to segregate any assets that may at any time be represented by benefits under the Plan. Neither the Corporation nor the Board shall be deemed to be a trustee of any amounts to be paid under the Plan. Any liability of the Corporation to any Participant with respect to any benefit shall be based solely upon any contractual obligations

created by the Plan and the Agreement; no such obligation shall be deemed to be secured by any pledge or any encumbrance on any property of the Corporation.

9. <u>Certain Reduction of Payments by the Corporation when Payments Do Not Exceed 110%</u> <u>of the Safe Harbor Amount</u>.

(a) This Section 9 shall only be applicable if it shall be determined that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount. Anything in this Plan to the contrary notwithstanding, in the event Deloitte & Touche LLP or such other certified public accounting firm designated by the Corporation (the "Accounting Firm") shall determine that receipt of all Payments would subject a Participant, other than a Participant entitled to a Gross-Up Payment under Section 10 below, to tax under Section 4999 of the Code, it shall determine whether some amount of Separation Payments would meet the definition of a "Reduced Amount." If the Accounting Firm determines that there is a Reduced Amount, the aggregate Separation Payments shall be reduced to such Reduced Amount. All fees payable to the Accounting Firm with respect to this Section 9 shall be paid solely by the Corporation.

(b) If the Accounting Firm determines that aggregate Separation Payments should be reduced to the Reduced Amount, the Corporation shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof, and the Participant may then elect, in his or her sole discretion, which and how much of the Separation Payments shall be eliminated or reduced (as long as after such election the Value of the aggregate Separation Payments equals the Reduced Amount), and shall advise the Corporation in writing of his or her election within ten days of his receipt of notice. If no such election is made by the Participant within such ten-day period, the Corporation may elect which of such Separation Payments shall be eliminated or reduced (as long as after such election the Value of the aggregate Separation Payments equals the Reduced Amount) and shall notify the Participant promptly of such election. All determinations made by the Accounting Firm under this Section shall be binding upon the Corporation and the Participant and shall be made within 60 days of a termination of employment of the Participant. As promptly as practicable following such determination, the Corporation shall pay to or distribute for the benefit of the Participant such Separation Payments as are then due to the Participant under Section 5 of this Plan and shall promptly pay to or distribute for the benefit of the Participant in the future such Separation Payments as become due to the Participant under this Plan.

(c) While it is the intention of the Corporation to reduce the amounts payable or distributable to a Participant hereunder only if the aggregate Net After Tax Receipts to the Participant would thereby be increased, as a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Corporation to or for the benefit of a Participant pursuant to this Plan which should not have been so paid or distributed ("Overpayment") or that additional amounts which will have not been paid or distributed by the Corporation to or for the benefit of a Participant pursuant to this Plan could have been so paid or distributed ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm determines that an Overpayment has been made, based upon the assertion of a deficiency by the Internal Revenue Service against the Corporation or the Participant which the Accounting Firm believes has a high probability of success, any such benefit of a Participant shall be treated for all purposes as a loan to the Participant which the Participant shall repay to the Corporation together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such loan shall be deemed to have been made and no amount shall be payable by a Participant to the Corporation if and to the extent such deemed loan and payment would not either reduce the amount on which the Participant is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Participant together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code. Notwithstanding anything in this Plan or any Agreement to the contrary, the obligation with respect to any Overpayment or Underpayment under this Section 9 shall be conditioned upon the Overpayment or Underpayment meeting the requirements of Section 409A(a) of the Code and the regulations promulgated thereunder.

10.   <u>Certain Additional Payments by the Corporation to Participants</u>.

(a) Anything in this Plan or any Agreement to the contrary notwithstanding and except as set forth in this paragraph, in the event that it shall be determined that any Payment to a Participant would be subject to the Excise Tax, then the Participant shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the Participant of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Participant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 10(a), if it shall be determined that the Participant would (absent this sentence) be entitled to the Gross-Up Payment, but that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount, then no Gross-Up Payment shall be made to the Participant and the provisions of Section 9 of this Plan shall apply to that Participant. The Corporation's obligation to make Gross-Up Payments under this Section 10 shall not be conditioned upon the Participant's termination of employment.

(b) Subject to the provisions of Section 10(c), all determinations required to be made under this Section 10, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Accounting Firm. The Accounting Firm shall provide detailed supporting calculations both to the Corporation and the Participant within 15 business days of the receipt of notice from the Participant that there has been a Payment or such earlier time as is requested by the Corporation. All fees and expenses of the Accounting Firm shall be borne solely by the Corporation. Any Gross-Up Payment, as determined pursuant to this Section 10, shall be paid by the Corporation to or for the benefit of the applicable Participant no earlier than the date of payments under Section 5 of this Plan, or if later within 5 days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Corporation and the Participant. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Corporation should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Corporation exhausts its remedies pursuant to Section 10(c) and the Participant thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Participant on the later of the date of such determination or after the date payments are due under Section 5 of this Plan. Notwithstanding anything in this Plan or any Agreement to the contrary, the obligation with respect to any Underpayment under this Section 10 shall be conditioned upon the Underpayment meeting the requirements of Section 409A(a) of the Code and the regulations promulgated thereunder.

(c) Each Participant shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Corporation of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Participant is informed in writing of such claim. The Participant shall apprise the Corporation of the nature of such claim and the date on which such claim is requested to be paid. The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which the Participant gives such notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Corporation notifies the Participant in writing prior to the expiration of such period that the Corporation desires to contest such claim, the Participant shall:

(1) give the Corporation any information reasonably requested by the Corporation relating to such claim,

(2) take such action in connection with contesting such claim as the Corporation shall reasonably request in writing from time to time, including,

without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Corporation,

(3)   cooperate with the Corporation in good faith in order effectively to contest such claim, and

(4)   permit the Corporation to participate in any proceedings relating to such claim;

provided, however, that the Corporation shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Participant harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this Section 10(c), the Corporation shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Participant and direct the Participant to sue for a refund or contest the claim in any permissible manner, and the Participant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Corporation shall determine; *provided, however*, that, if the Corporation directs the Participant to pay such claim and directs the Participant to sue for a refund, the Corporation shall indemnify and hold the Participant harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and *provided, further*, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Participant with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Corporation's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Participant shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)   If, after the receipt by a Participant of a Gross-Up Payment or payment by the Corporation of an amount on the Participant's behalf pursuant to Section 10(c), the Participant becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Participant shall (subject to the Corporation's complying with the requirements of Section 10(c), if applicable) promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Corporation of an amount on the Participant's behalf pursuant to

Section 10(c), a determination is made that the Participant shall not be entitled to any refund with respect to such claim and the Corporation does not notify the Participant in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e) Notwithstanding any other provision of this Plan, the Corporation may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of a Participant, all or any portion of any Gross-Up Payment, and by signing an Agreement, the Participant shall consent to such withholding.

11. <u>No Duty to Mitigate</u>. In no event shall any Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Participant under any of the provisions of this Plan, and such amounts shall not be reduced whether or not the Participant obtains other employment.

12. <u>Termination and Amendment of this Plan</u>. The Board shall have power at any time, in its discretion, to amend, abandon or terminate this Plan, in whole or in part; <u>except</u> that no amendment, abandonment or termination shall impair or abridge the obligations of the Corporation under any Agreements previously entered into pursuant to this Plan except as expressly permitted by the terms of such Agreements.

13. <u>Successors</u>. The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets to assume expressly and agree to perform this Plan and the Agreements in the same manner and to the same extent that the Corporation would be required to perform them if no such succession had taken place.

14. <u>Effective Date</u>. This amended and restated Plan shall become effective on November 15, 2005.

Tier I Agreement

KIMBERLY-CLARK CORPORATION

Executive Severance Agreement

AGREEMENT between KIMBERLY-CLARK CORPORATION, a Delaware corporation, and

____ (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Corporation has approved the Corporation entering into severance agreements with key executives of the Corporation and its subsidiaries pursuant to the Executive Severance Plan (the “Plan”); and

WHEREAS, the Executive is a key executive of the Corporation or one of its subsidiaries and has been selected by the Board of Directors of the Corporation as a key executive to be an Executive under the Plan; and

WHEREAS, should the Corporation receive or learn of any proposal by or from a third person concerning a possible business combination with, or acquisition of equity securities of, the Corporation, or should the Corporation otherwise consider or pursue a transaction that could lead to a change of control, the Board believes it imperative that the Corporation and the Board be able to rely upon the Executive to continue in the Executive’s position, and that they be able to receive and rely upon the Executive’s advice, if they request it, as to the best interests of the Corporation and its stockholders, without concern that the Executive might be distracted by the personal uncertainties and risks created by such a possibility; and

WHEREAS, should the Corporation receive or consider any such proposal or transaction, in addition to the Executive’s regular duties, the Executive may be called upon to assist in the assessment of the proposal or transaction, advise management and the Board as to whether the proposal or transaction would be in the best interest of the Corporation and its stockholders, and to take such other actions as the Board might determine to be appropriate;

NOW, THEREFORE, to assure the Corporation that it will have the continued dedication of the Executive and the availability of the Executive’s advice and counsel notwithstanding the possibility, threat or occurrence of such a proposal or transaction, and to induce the Executive to remain in the employ of the Corporation, and for other good and valuable consideration, the Corporation and the Executive agree as follows:

In the event a third person, in order to effect a Change of Control (as hereinafter defined), begins a tender or exchange offer, circulates a proxy to stockholders, or takes other steps, or in the event the Corporation considers taking, or decides to take, steps that are expected to lead to a Change of Control, the Executive agrees that the Executive will not voluntarily leave the employ of the Corporation, and will render the services contemplated in the recitals to this Agreement and the Plan, until the efforts by the third party or the Corporation to effect a Change of Control are abandoned or until a Change of Control has occurred.

In the event of a Qualified Termination of Employment (as hereinafter defined):

A.   <u>Lump-Sum Cash Payment</u>. The Corporation will pay to the Executive, who is a Key Employee, as compensation for services rendered to the Corporation a lump-sum cash amount or amounts (subject to any applicable payroll or other taxes required to be withheld) calculated by adding the amounts specified in subparagraphs (i) through (ix) below, such payments to be made at the first day of the seventh month following the date of separation from service except to the extent not yet calculable, in which case such portions shall be paid as soon as practicable following the ability to calculate the amount. In the event of a Qualified Termination of Employment of the Executive who is not a Key Employee, a lump sum cash payment or payments shall be made to such Executive within 10 days following the last day of employment of the Executive with the Corporation except to the extent not then calculable, in which case such portions shall be paid as soon as practicable following the ability to calculate the amount thereof:

(i)   <u>Salary plus Incentive Compensation</u>. A lump sum amount equal to three times the sum of (a) the Executive's annual base salary at the rate in effect immediately prior to the Relevant Date or, if higher, immediately before the Qualified Termination of Employment and (b) the Annual Bonus Amount;

(ii)   <u>Equity Participation Plan - Participation Shares</u>. A lump sum amount equal to the payment to which the Executive would have been entitled had all Participation Shares awarded to the Executive under any Equity Plan that were outstanding on the Relevant Date and which had not matured as of the date

of termination of employment and which will not mature as a result of the termination of employment, matured, such payment to be determined as though such award had matured and its book value at maturity been determined on the last day of the calendar quarter preceding the date of termination of the Executive's employment;

(iii)   <u>Equity Participation Plan - Option Shares</u> (a) Except with respect to incentive stock options outstanding at the effective date of the Executive's Agreement for which the Option Price is lower than the Fair Market Value of the Stock at such date, all stock options that were granted to the Executive under any of the Equity Plans, including but not limited to any substitute plans adopted prior to the Relevant Date (or any successor or additional plan), that were outstanding both on the Relevant Date and immediately before the Qualified Termination of Employment, shall vest and become exercisable and the Qualified Termination of Employment of the Executive shall be deemed a retirement for purposes of exercising the stock options under the terms of the Equity Plans, and (b) notwithstanding the foregoing, with respect to Incentive Stock Options that were outstanding at the effective date of the Executive's Agreement for which the Option Price is lower than the Fair Market Value of the Stock at such date, and which were forfeited upon the termination of the Executive's employment, a lump sum amount equal to the excess of (I) the aggregate Fair Market Value on the date of termination of the shares of common stock of the Corporation or other equity security then subject to such Incentive Stock Options over (II) the aggregate option price for such shares or other equity security;

(iv)   Restricted Stock. With respect to restricted stock granted to the Executive under any of the Equity Plans that were outstanding but not vested on the Relevant Date and which are forfeited as a result of the termination of the Executive's employment, a lump sum amount equal to the Fair Market Value of an equivalent number of shares of common stock of the Corporation (or such other equity security into which the restricted stock has been converted) on the date of termination of employment;

(v)   Successor or Additional Stock Appreciation Right, Incentive Compensation, and Bonus Plan. A lump sum amount equal to the payment to which the Executive would have been entitled had all amounts awarded or granted to the Executive, vested or matured, under any stock appreciation right, incentive compensation, and bonus plans, which are adopted after the effective date of the Executive's Agreement and in which the Executive participates immediately prior to the Relevant Date, including but not limited to any substitute plans adopted prior to the Relevant Date (or any successor or additional plan), which had not vested or matured as of the date of termination of employment and will not vest or mature as a result of the termination of the Executive's employment, such payment to be determined as though such award or grant had vested or matured on the date of termination of the Executive's employment;

(vi)   Incentive Investment Plan. A lump sum amount equal to any benefits under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (or any successor or additional plan) that the Executive has accrued, but that are forfeited as a result of his or her termination of employment, based upon the value of the Executive's account as of the most recent valuation date before the date of the Qualified Termination of Employment;

(vii)   Retirement Contribution Plan. A lump sum amount equal to (a) the Executive's annual Retirement Contributions under the Kimberly-Clark Corporation Retirement Contribution Plan (or any successor or additional plans) and the Kimberly-Clark Corporation Retirement Contribution Excess Benefit Program (or any successor or additional plans) (collectively, the "Retirement Contribution Plan") to which the Executive would have been entitled if he had remained employed by the Corporation for the Severance Period at the rate of annual compensation specified in subparagraph (i) of Paragraph A above except that the Annual Bonus Amount shall be treated as earned for the year in which termination occurred and the balance of the Severance Period and no award actually earned in, and paid for, the year in which termination occurred shall be considered, plus (b) the excess of (I) the benefits under the Retirement Contribution Plan to which the Executive would be entitled if the Executive were fully vested in all of his or her benefits under the Retirement Contribution Plan at the date of termination of employment, over (II) the value of the benefits to which the Executive is actually entitled at the date of termination of employment, based upon the value of the Executive's account as of the most recent valuation date before the date of the Qualified Termination of Employment;

(viii)   <u>Salaried Retirement Plan</u>. A lump sum retirement benefit, in addition to any benefits received under the Supplemental Benefit Plan to the Kimberly-Clark Corporation Salaried Employees' Retirement Plan (or any successor or additional plans) and the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Salaried Employees' Retirement Plan (or any successor or additional plans) (collectively, the "Supplemental Plan") and the Kimberly-Clark Corporation Salaried Employees' Retirement Plan (or any successor or additional plans) (the "Salaried Retirement Plan"), such benefit to be equal to the actuarial present value of a straight life annuity without level income option and in an amount equal to the excess of (a) the benefits under the Salaried Retirement Plan and the Supplemental Plan to which the Executive would have been entitled in the form of a straight life annuity without level income option if such Executive had remained employed by the Corporation for the Severance Period, at the rate of annual compensation specified in subparagraph (i) of Paragraph A above except that the Annual Bonus Amount shall be treated as earned for the year in which termination occurred and the balance of the Severance Period and no award actually earned in, and paid for, the year in which termination occurred shall be considered, over (b) the benefits to which the Executive would actually have been entitled under the Salaried Retirement Plan and the Supplemental Plan, had such benefit been paid in the form of a straight life annuity without level income option; and

(ix)   <u>Medical and Dental Benefits</u>. A lump sum amount equal to (a) the amount of the monthly premiums that the Executive would be required to pay, if he or she elected "COBRA" continuation coverage under the medical and dental plans of the Corporation in which the Executive was participating immediately before the Qualified Termination of Employment, based upon the premium rates in effect as of the date of the Qualified Termination of Employment, times (b) 36.

B.   <u>Other Matters</u>.

(i)   <u>Severance Pay Plan Payments</u>. In the event of a Qualified Termination of Employment, the Executive shall not be entitled to receive any severance benefits that would otherwise be available to the Executive under the   Kimberly-Clark Corporation Severance Pay Plan (or any successor or additional plan), or any other severance program sponsored by the Corporation and/or any of its Subsidiaries.

(ii)   <u>Participation in Employee Benefit Plans</u>. The Executive's participation in savings, retirement, profit sharing, stock option, and/or stock appreciation rights plans of the Corporation and/or any of its Subsidiaries shall continue only through the last day of the Executive's employment. Any terminating distributions and/or vested rights under such plans shall be governed by the terms of those respective plans. Furthermore, the Executive's participation in any insurance plans of the Corporation and rights to any other fringe benefits shall except as otherwise specifically provided in such plans or corporate policy, terminate as of the close of the Executive's last day of employment, except to the extent specifically provided to the contrary in this Agreement. Nothing in this Agreement shall be deemed to entitle the Executive to any rights, or to payments under this Agreement, with respect to any employee benefit plan which the Executive was not a participant prior to a Qualified Termination of Employment.

(iii)   Continuing Obligations. The Executive shall retain in confidence any confidential information known to the Executive concerning the Corporation and its business so long as such information is not publicly disclosed.

(iv)   No Guarantee of Employment. Nothing in this Agreement shall be deemed to entitle the Executive to continued employment with the Corporation or any of its Subsidiaries and the rights of the Corporation and its Subsidiaries to terminate the employment of the Executive shall continue as fully as if this Agreement were not in effect; *provided* that any Qualified Termination of Employment shall entitle the Executive to the benefits herein provided.

C.   Definition of Change of Control. For the purpose of this Agreement, a "Change of Control" shall be deemed to have taken place upon the first of the following to occur after the date of this Agreement: (i) a third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, acquires shares of the Corporation having 20% or more of the total number of votes that may be cast for the election of directors of the Corporation; or (ii) as the result of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Corporation before the Transaction shall cease to constitute a majority of the Board of Directors of the Corporation or any successor to the Corporation.

D.   Definition of Subsidiary. For purposes of this Agreement, a "Subsidiary" shall mean any domestic or foreign corporation at least twenty percent (20%) of whose shares normally entitled to vote in electing directors is owned directly or indirectly by the Corporation or by other Subsidiaries.

E.   Certain Reduction of Payments by the Corporation when Payments Do Not Exceed 110% of the Safe Harbor Amount.

(i)   This Paragraph E shall only be applicable if it shall be determined that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount. If the Executive is not entitled to a Gross-Up Payment pursuant to Paragraph F below, then anything in this Agreement to the contrary notwithstanding, in the event Deloitte & Touche LLP or such other certified public accounting firm designated by the Corporation (the "Accounting Firm") shall determine that receipt of all Payments would subject the Executive to tax under Section 4999 of the Code, it shall determine whether some amount of Separation Payments would meet the definition of a

"Reduced Amount." If the Accounting Firm determines that there is a Reduced Amount, the aggregate Separation Payment shall be reduced to such Reduced Amount. All fees payable to the Accounting Firm with respect to this Paragraph E shall be paid solely by the Corporation.

(ii) If the Accounting Firm determines that aggregate Separation Payments should be reduced to the Reduced Amount, the Corporation shall promptly give the Executive notice to that effect and a copy of the detailed calculation thereof, and the Executive may then elect, in the Executive's sole discretion, which and how much of the Separation Payments shall be eliminated or reduced (as long as after such election the Value of the aggregate Separation Payments equals the Reduced Amount), and shall advise the Corporation in writing of the Executive's election within ten days of the Executive's receipt of notice. If no such election is made by the Executive within such ten-day period, the Corporation may elect which of such Separation Payments shall be eliminated or reduced (as long as after such election the Value of the aggregate Separation Payments equals the Reduced Amount) and shall notify the Executive promptly of such election. All determinations made by the Accounting Firm under this paragraph shall be binding upon the Corporation and the Executive, and shall be made within 60 days of a termination of employment of the Executive. As promptly as practicable following such determination, the Corporation shall pay to or distribute for the benefit of the Executive such Separation Payments as are then due to the Executive under this Agreement, and shall promptly pay to or distribute for the benefit of the Executive in the future such Separation Payments as become due to the Executive under this Agreement.

(iii) While it is the intention of the Corporation to reduce the amounts payable or distributable to the Executive hereunder only if the aggregate Net After Tax Receipts to the Executive would thereby be increased as a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Corporation to or for the benefit of the Executive pursuant to this Agreement which should not have been so paid or distributed ("Overpayment"), or that additional amounts which will have not been paid or distributed by the Corporation to or for the benefit of the Executive pursuant to this Agreement could have been so paid or distributed ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm determines that an Overpayment has been made, based upon the assertion of a deficiency by the Internal Revenue Service against the Corporation or the Executive which the Accounting Firm believes has a high probability of success, any such benefit of the Executive shall be treated for all purposes as a loan to the Executive which the Executive shall repay to the Corporation, together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; *provided, however*, that no such loan shall be deemed to have been made and no amount shall be payable by the Executive to the Corporation if and to the extent such deemed loan and payment would not either reduce the amount on which the Executive is subject to tax under Section 1 and Section 4999 of the Code, or generate a refund of such taxes. In the event the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code. Notwithstanding anything in this Agreement to the contrary, the obligation with respect to any Overpayment or Underpayment under this Paragraph E shall be conditioned upon the Overpayment or Underpayment meeting the requirements of Section 409A(a) of the Code and the regulations promulgated thereunder.

      F.   <u>Certain Additional Payments by the Corporation when Payments Exceed 110% of the Safe Harbor Amount</u>.

      (i) Anything in this Agreement to the contrary notwithstanding and except as set forth in this paragraph, in the event that it shall be determined that any Payment to the Executive would be subject to the Excise Tax, then the Executive shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this subparagraph (i) of Paragraph F, if it shall be determined that the Executive would (absent this sentence) be entitled to the Gross-Up Payment, but that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount, then no Gross-Up Payment shall be made to the Executive and the provisions of Paragraph E above shall apply to that Executive. The Corporation's obligation to make Gross-Up Payments under this Paragraph F shall not be conditioned upon the Executive's termination of employment.

      (ii) Subject to the provisions of subparagraph (iii) of Paragraph F, all determinations required to be made under this Paragraph F, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Accounting Firm. The Accounting Firm shall provide detailed supporting calculations both to the Corporation and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment or such earlier time as is requested by the Corporation. All fees and expenses of the Accounting Firm shall be borne solely by the Corporation. Any Gross-Up Payment, as determined pursuant to this Paragraph F, shall be paid by the Corporation to or for the benefit of the Executive no earlier than the date of payments under Paragraph A of this Agreement, or if later within 5 days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Corporation and the Executive. As a result of the uncertainty in the application of Section 4999 of the

Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Corporation should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Corporation exhausts its remedies pursuant to subparagraph (iii) of Paragraph F and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Executive on the later of the date of such determination or after the date payments are due under Paragraph A of this Agreement. The Corporation's obligation with respect to any underpayment under this Paragraph F shall be conditioned upon the Underpayment meeting the requirements of Section 409A(a) of the Code and the regulations promulgated.

(iii) The Executive shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Corporation of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise the Corporation of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Corporation notifies the Executive in writing prior to the expiration of such period that the Corporation desires to contest such claim, the Executive shall:

(1)   give the Corporation any information reasonably requested by the Corporation relating to such claim,

(2)   take such action in connection with contesting such claim as the Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Corporation,

(3)   cooperate with the Corporation in good faith in order effectively to contest such claim, and

(4)   permit the Corporation to participate in any proceedings relating to such claim;

provided, however, that the Corporation shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this subparagraph (iii) of Paragraph F, the Corporation shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Executive and direct the Executive to sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Corporation shall determine; *provided, however*, that, if the Corporation directs the Executive to pay such claim and directs the Executive to sue for a refund, the Corporation shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and *provided, further*, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Corporation's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(iv) If, after the receipt by the Executive of a Gross-Up Payment or payment by the Corporation of an amount on the Executive's behalf pursuant to subparagraph (iii) of this Paragraph F, the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Executive shall (subject to the Corporation's complying with the requirements of subparagraph (iii) of this Paragraph F, if applicable) promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Corporation of an amount on the Executive's behalf pursuant to subparagraph (iii) of this Paragraph F, a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Corporation does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(v) Notwithstanding any other provision of this Plan, the Corporation may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and by signing this Agreement, the Executive consents to such withholding.

G.   Definitions.

(i)   Annual Bonus Amount: The Target-level award payable to the Executive for the year in which the Relevant Date occurred (or, if not then established, for the preceding year) or, if higher, for any subsequent year that begins before the Qualified Termination of Employment, under the Kimberly-Clark Corporation Executive Officer Achievement Award Program or the Kimberly-Clark Corporation Management Achievement Award Program, as applicable, or any successor or additional plan.

(ii)   Board: The Board of Directors of the Corporation.

(iii)   Cause: The term "Cause" shall mean any of the following:

(a)   the commission by the Executive of a felony;

(b)   the Executive's dishonesty, habitual neglect or incompetence in the management of the affairs of the Corporation; or

(c)   the refusal or failure by the Executive to act in accordance with any lawful directive or order of the Corporation, or an act or failure to act by the Executive which is in bad faith and which is detrimental to the Corporation.

(iv)   Code: The Internal Revenue Code of 1986, as amended.

(v)   Committee: The Compensation Committee of the Board of Directors of the Corporation.

(vi)   Corporation: Kimberly-Clark Corporation and any successor thereto that assumes this Plan and the Agreements pursuant to Paragraph H.(v) below.

(vii)   Equity Plans: The Kimberly-Clark Corporation 2001 Equity Participation Plan, the Kimberly-Clark Corporation 1999 Restricted Stock Plan, the Kimberly-Clark Corporation 1992 Equity Participation Plan, and any successor or additional plans under which the Executive receives stock options, restricted stock or other equity-based compensation.

(viii)   Excise Tax: The excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ix)   Fair Market Value: With respect to any publicly traded equity security, the reported closing price of such security on the relevant date as reported on the composite list used by The Wall Street Journal for reporting stock prices, or, if no such sale shall have been made on that day, on the last preceding day on which there was such a sale; and with respect to any other property, the fair market value thereof as determined by the Committee in good faith.

(x)   Good Reason: Termination by the Executive for "Good Reason" shall mean the Executive's termination of his or her employment after the occurrence (without the Executive's express written consent) of any one of the following acts by the Corporation, or failures by the Corporation to act (subject to the Corporation's ability to correct as set forth below):

(a)   the assignment to the Executive of any duties inconsistent with the Executive's status as a key executive officer of the Corporation or a substantial adverse alteration in the nature or status of the Executive's responsibilities and position from those in effect immediately prior to the Change of Control, other than such alteration primarily attributable to the fact that the Corporation is no longer a public company;

(b)   a reduction by the Corporation of the Executive's annual base salary by five percent or more as in effect immediately prior to the Change of Control, except for across-the-board salary reductions similarly affecting all key executives of the Corporation;

(c)   the Corporation's requiring the Executive to be based at a location other than: (A) the location of the Executive's office as of the date of the Change of Control or another location within 50 miles from that location; (B) the location of the headquarters of the Corporation; or (C) the location of the headquarters of one of its centers of operation; provided, that required travel on the Corporation's business to an extent substantially consistent with the Executive's business travel obligations as of the date of the Change of Control shall not be considered Good Reason;

(d)   the failure of the Corporation to pay as soon as administratively feasible, after notice from the Executive, any portion of the Executive's current compensation;

(e)   the failure of the Corporation to continue in effect any compensation plan in which the Executive participates immediately prior to the Change of Control which is material to the Executive's total compensation, including but not limited to the Corporation's stock option, incentive compensation, and bonus plans, or any substitute plans adopted prior to the Change of Control, unless an equitable arrangement (which is embodied in an ongoing substitute or alternative plan but which need not provide the Executive with equity-based incentives) has been made with respect to such plan, or the failure by the Corporation to continue the Executive's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable than the benefits provided to other participants;

(f)   the failure by the Corporation to continue to provide the Executive with benefits substantially similar to those enjoyed by the Executive under any of the Corporation's pension, life insurance, medical, health and accident, or disability plans in which the Executive was participating at the time of the Change of Control, the taking of any action by the Corporation which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change of Control, or the failure by the Corporation to provide the Executive with the number of paid vacation days to which the Executive is entitled on the basis of years of service with the Corporation in accordance with the Corporation's normal vacation policy in effect at the time of the Change of Control.

The Executive's right to terminate the Executive's employment for Good Reason shall not be affected by the Executive's incapacity due to physical or mental illness. However, in order to terminate employment for Good Reason, (1) the Executive must give the Corporation a notice setting forth the circumstances of the act or failure to act alleged to constitute Good Reason within 30 days after the Executive first has actual notice of such act or failure, and stating that the Executive has determined that such act or failure constitutes "Good Reason" hereunder, (2) the Corporation must fail to correct such act or failure within 30 days after it receives such notice from the Executive, and (3) the Executive must actually terminate his or her employment during the period of 30 days beginning 30 days after the Corporation receives such notice.

(xi)   Key Employee: Any Executive who meets the definition of a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code and the regulations promulgated thereunder.

(xii)   Net After Tax Receipt: The Value of a Payment, net of all taxes imposed on the Executive with respect thereto under Sections 1 and 4999 of the Code, determined by applying the highest marginal rate under Section 1 of the Code which applied to the Executive's taxable income for the immediately preceding taxable year.

(xiii)   Parachute Value: With respect to a Payment, the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(xiv)   Qualified Termination of Employment: The termination of the Executive's employment with the Corporation and/or its Subsidiaries either (i) within the two (2) year period following a Change of Control of the Corporation (A) by the Corporation without Cause or, (B) by the Executive with Good Reason, or (ii) by the Corporation without Cause before a Change of Control, if a Change of Control occurs within one year after such termination and it is reasonably demonstrated by the Executive that such termination of employment was at the request of a third party that had taken steps reasonably calculated to effect a Change of Control or otherwise arose in connection with or in anticipation of a Change of Control. A transfer of employment for administrative purposes among the Corporation and its Subsidiaries shall not be deemed a Qualified Termination of Employment, but if such a transfer results in the occurrence of Good Reason, the Executive shall have the right to terminate employment for Good Reason and such termination shall be a Qualified Termination of Employment.

(xv)　Reduced Amount: The greatest aggregate amount of Separation Payments which (a) is less than the sum of all Separation Payments and (b) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if the Executive were paid the sum of all Separation Payments.

(xvi)　Relevant Date: In the case of a Qualified Termination of Employment as described in clause (ii) of the definition of "Qualified Termination of Employment," the date of such Qualified Termination of Employment and, in all other cases, the date of the Change of Control.

(xvii)　Safe Harbor Amount: The portion of the payment to or for the benefit of an Executive that does not constitute an "excess parachute payment for purposes of Section 280G of the Code.

(xviii)　Separation Payment: A Payment paid or payable to the Executive pursuant to this Plan or an Agreement (disregarding Section 9 of this Plan).

(xix)　Severance Period: The period of three years beginning on the date of the Qualified Termination of Employment.

(xx)　Value: With respect to a Payment, the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

H.　General.

(i)　No Duty to Mitigate. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Plan, and such amounts shall not be reduced whether or not the Executive obtains other employment.

(ii)　Indemnification. If litigation shall be brought to enforce or interpret any provision contained herein, the Corporation hereby agrees to indemnify the Executive for the Executive's reasonable attorney's fees and disbursements incurred in such litigation, and hereby agrees to pay prejudgment interest on any money judgment obtained by the Executive calculated at Citibank's (or any successor entity) prime rate of interest in effect from time to time from the date that payment(s) to the Executive should have been made under this Agreement.

(iii)　Payment Obligations Absolute. The Corporation's obligation to pay the Executive the compensation and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including without limitation, any set-off, counterclaim, recoupment, defense or other right which the Corporation may have against the Executive or anyone else. All amounts payable by the Corporation hereunder shall be paid without notice or demand. Except as expressly provided herein, the Corporation waives all rights which it may now have or may hereafter have conferred upon it, by statute or otherwise, to terminate, cancel or rescind this Agreement in whole or in part. Each and every payment made hereunder by the Corporation shall be final and the Corporation will not seek to recover all or any part of such payment from the Executive or from whosoever may be entitled thereto, for any reason whatsoever.

(iv)   Unfunded Obligation. The obligation of the Corporation under this Agreement shall be unfunded. The Corporation shall not be required to segregate any assets that may at any time be represented by benefits under this Agreement. The Corporation shall not be deemed to be a trustee of any amounts to be paid under this Agreement. Any liability of the Corporation to the Executive with respect to any benefit shall be based solely upon any contractual obligations created hereunder; no such obligation shall be deemed to be secured by any pledge or any encumbrance on any property of the Corporation.

(v)   Successors. This Agreement shall be binding upon and inure to the benefit of the Executive and the Executive's estate, and the Corporation and any successor of the Corporation, but neither this Agreement nor any rights arising hereunder may be assigned or pledged by the Executive. The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place.

(vi)   Severability. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(vii)   Controlling Law. This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the State of Delaware. Where appearing in this Agreement, the masculine shall include the feminine and the plural shall include the singular, unless the context clearly indicates otherwise.

(viii)   Entire Agreement. The Executive and the Corporation acknowledge that upon its execution, this Agreement supersedes any and all prior agreements between the Executive and the Corporation under the Plan as in effect at this time or at any prior time. From and after the Relevant Date, except as

specifically provided herein, this Agreement shall supersede any other agreement between the parties with respect to severance pay and benefits. Notwithstanding the foregoing, any previously executed noncompetition agreement shall continue in effect following the execution of this Agreement and the Relevant Date.

(ix)   Termination. This Agreement shall terminate on the third anniversary of the date hereof unless either (1) a Change of Control occurs on or before such third anniversary or (2) the Board determines to extend this Agreement for an additional three-year term or such shorter period as it determines to be appropriate. Notwithstanding the foregoing, if at the time when this Agreement would otherwise terminate, a third party that has taken steps reasonably calculated to effect a Change of Control or a Change of Control is otherwise under consideration, then this Agreement shall automatically continue in effect until (A) a Change of Control occurs, in which event this Agreement shall thereafter remain in effect in accordance with its terms, or (B) the Board makes a good faith determination that in its opinion, the efforts by the third party or the Corporation to effect a Change of Control have been abandoned, at which time the Agreement shall terminate unless it is extended pursuant to clause (2) of the preceding sentence.

IN WITNESS WHEREOF, the parties have executed this Agreement on the _____ day of _____, 20____.

Executive

KIMBERLY-CLARK CORPORATION

By:

Tier II Agreement

KIMBERLY-CLARK CORPORATION

Executive Severance Agreement

AGREEMENT between KIMBERLY-CLARK CORPORATION, a Delaware corporation, and

____ (the "Executive").

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Corporation has approved the Corporation entering into severance agreements with key executives of the Corporation and its subsidiaries pursuant to the Executive Severance Plan (the "Plan"); and

WHEREAS, the Executive is a key executive of the Corporation or one of its subsidiaries and has been selected by the Board of Directors of the Corporation as a key executive to be an Executive under the Plan; and

WHEREAS, should the Corporation receive or learn of any proposal by or from a third person concerning a possible business combination with, or acquisition of equity securities of, the Corporation, or should the Corporation otherwise consider or pursue a transaction that could lead to a change of control, the Board believes it imperative that the Corporation and the Board be able to rely upon the Executive to continue in the Executive's position, and that they be able to receive and rely upon the Executive's advice, if they request it, as to the best interests of the Corporation and its stockholders, without concern that the Executive might be distracted by the personal uncertainties and risks created by such a possibility; and

WHEREAS, should the Corporation receive or consider any such proposal or transaction, in addition to the Executive's regular duties, the Executive may be called upon to assist in the assessment of the proposal or transaction, advise management and the Board as to whether the proposal or transaction would be in the best interest of the Corporation and its stockholders, and to take such other actions as the Board might determine to be appropriate;

NOW, THEREFORE, to assure the Corporation that it will have the continued dedication of the Executive and the availability of the Executive's advice and counsel notwithstanding the possibility, threat or occurrence of such a proposal or transaction, and to induce the Executive to remain in the employ of the Corporation, and for other good and valuable consideration, the Corporation and the Executive agree as follows:

In the event a third person, in order to effect a Change of Control (as hereinafter defined), begins a tender or exchange offer, circulates a proxy to stockholders, or takes other steps, or in the event the Corporation considers taking, or decides to take, steps that are expected to lead to a Change of Control, the Executive agrees that the Executive will not voluntarily leave the employ of the Corporation, and will render the services contemplated in the recitals to this Agreement and the Plan, until the efforts by the third party or the Corporation to effect a Change of Control are abandoned or until a Change of Control has occurred.

In the event of a Qualified Termination of Employment (as hereinafter defined):

A.   <u>Lump-Sum Cash Payment</u>. The Corporation will pay to the Executive, who is a Key Employee, as compensation for services rendered to the Corporation a lump-sum cash amount or amounts (subject to any applicable payroll or other taxes required to be withheld) calculated by adding the amounts specified in subparagraphs (i) through (ix) below, such payments to be made at the first day of the seventh month following the date of separation from service except to the extent not yet calculable, in which case such portions shall be paid as soon as practicable following the ability to calculate the amount. In the event of a Qualified Termination of Employment of the Executive who is not a Key Employee, a lump sum cash payment or payments shall be made to such Executive within 10 days following the last day of employment of the Executive with the Corporation except to the extent not then calculable, in which case such portions shall be paid as soon as practicable following the ability to calculate the amount thereof:

     (i)   <u>Salary plus Incentive Compensation</u>. A lump sum amount equal to two times the sum of (a) the Executive's annual base salary at the rate in effect immediately prior to the Relevant Date or, if higher, immediately before the Qualified Termination of Employment and (b) the Annual Bonus Amount;

     (ii)   <u>Equity Participation Plan - Participation Shares</u>. A lump sum amount equal to the payment to which the Executive would have been entitled had all Participation Shares awarded to the Executive under any Equity Plan that were outstanding on the Relevant Date and which had not matured as of the date

of termination of employment and which will not mature as a result of the termination of employment, matured, such payment to be determined as though such award had matured and its book value at maturity been determined on the last day of the calendar quarter preceding the date of termination of the Executive's employment;

     (iii)   <u>Equity Participation Plan - Option Shares</u>. (a) Except with respect to incentive stock options outstanding at the effective date of the Executive's Agreement for which the Option Price is lower than the Fair Market Value of the Stock at such date, all stock options that were granted to the Executive under any of the Equity Plans, including but not limited to any substitute plans adopted prior to the Relevant Date (or any successor or additional plan), that were outstanding both on the Relevant Date and immediately before the Qualified Termination of Employment, shall vest and become exercisable and the Qualified Termination of Employment of the Executive shall be deemed a retirement for purposes of exercising the stock options under the terms of the Equity Plans, and (b) notwithstanding the foregoing, with respect to Incentive Stock Options that were outstanding at the effective date of the Executive's Agreement for which the Option Price is lower than the Fair Market Value of the Stock at such date, and which were forfeited upon the termination of the Executive's employment, a lump sum amount equal to the excess of (I) the aggregate Fair Market Value on the date of termination of the shares of common stock of the Corporation or other equity security then subject to such Incentive Stock Options over (II) the aggregate option price for such shares or other equity security;

      (iv)   Restricted Stock. With respect to restricted stock granted to the Executive under any of the Equity Plans that were outstanding but not vested on the Relevant Date and which are forfeited as a result of the termination of the Executive's employment, a lump sum amount equal to the Fair Market Value of an equivalent number of shares of common stock of the Corporation (or such other equity security into which the restricted stock has been converted) on the date of termination of employment;

      (v)   Successor or Additional Stock Option, Stock Appreciation Right, Incentive Compensation, and Bonus Plan. A lump sum amount equal to the payment to which the Executive would have been entitled had all amounts awarded or granted to the Executive, vested or matured, under any stock appreciation right, incentive compensation, and bonus plans, which are adopted after the effective date of the Executive's Agreement and in which the Executive participates immediately prior to the Relevant Date, including but not limited to any substitute plans adopted prior to the Relevant Date (or any successor or additional plan), which had not vested or matured as of the date of termination of employment and will not vest or mature as a result of the termination of the Executive's employment, such payment to be determined as though such award or grant had vested or matured on the date of termination of the Executive's employment;

      (vi)   Incentive Investment Plan. A lump sum amount equal to any benefits under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (or any successor or additional plan) that the Executive has accrued, but that are forfeited as a result of his or her termination of employment, based upon the value of the Executive's account as of the most recent valuation date before the date of the Qualified Termination of Employment;

      (vii)   Retirement Contribution Plan. A lump sum amount equal to the excess of (A) the benefits under the Retirement Contribution Plan to which the Executive would be entitled if the Executive were fully vested in all of his or her benefits under the Retirement Contribution Plan at the date of termination of employment, over (B) the value of the benefits to which the Executive is actually entitled at the date of termination of employment, based upon the value of the Executive's account as of the most recent valuation date before the date of the Qualified Termination of Employment;

      (viii)   Medical and Dental Benefits. A lump sum amount equal to (a) the amount of the monthly premiums that the Executive would be required to pay, if he or she elected "COBRA" continuation coverage under the medical and dental plans of the Corporation in which the Executive was participating immediately before the Qualified Termination of Employment, based upon the premium rates in effect as of the date of the Qualified Termination of Employment, times (b) 24.

B.	Other Matters.

(i)	Severance Pay Plan Payments. In the event of a Qualified Termination of Employment, the Executive shall not be entitled to receive any severance benefits that would otherwise be available to the Executive under the Kimberly-Clark Corporation Severance Pay Plan (or any successor or additional plan), or any other severance program sponsored by the Corporation and/or any of its Subsidiaries.

(ii)	Participation in Employee Benefit Plans. The Executive's participation in savings, retirement, profit sharing, stock option, and/or stock appreciation rights plans of the Corporation and/or any of its Subsidiaries shall continue only through the last day of the Executive's employment. Any terminating distributions and/or vested rights under such plans shall be governed by the terms of those respective plans. Furthermore, the Executive's participation in any insurance plans of the Corporation and rights to any other fringe benefits shall except as otherwise specifically provided in such plans or corporate policy, terminate as of the close of the Executive's last day of employment, except to the extent specifically provided to the contrary in this Agreement. Nothing in this Agreement shall be deemed to entitle the Executive to any rights, or to payments under this Agreement, with respect to any employee benefit plan which the Executive was not a participant prior to a Qualified Termination of Employment.

(iii)	Continuing Obligations. The Executive shall retain in confidence any confidential information known to the Executive concerning the Corporation and its business so long as such information is not publicly disclosed.

(iv)	No Guarantee of Employment. Nothing in this Agreement shall be deemed to entitle the Executive to continued employment with the Corporation or any of its Subsidiaries and the rights of the Corporation and its Subsidiaries to terminate the employment of the Executive shall continue as fully as if this Agreement were not in effect; *provided* that any Qualified Termination of Employment shall entitle the Executive to the benefits herein provided.

C.	Definition of Change of Control. For the purpose of this Agreement, a "Change of Control" shall be deemed to have taken place upon the first of the following to occur after the date of this Agreement: (i) a third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, acquires shares of the Corporation having 20% or more of the total number of votes that may be cast for the

election of directors of the Corporation; or (ii) as the result of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Corporation before the Transaction shall cease to constitute a majority of the Board of Directors of the Corporation or any successor to the Corporation.

D.   Definition of Subsidiary. For purposes of this Agreement, a "Subsidiary" shall mean any domestic or foreign corporation at least twenty percent (20%) of whose shares normally entitled to vote in electing directors is owned directly or indirectly by the Corporation or by other Subsidiaries.

E.   Certain Reduction of Payments by the Corporation when Payments Do Not Exceed 110% of the Safe Harbor Amount.

(i)   This Paragraph E shall only be applicable if it shall be determined that the Parachute Value of all Payments does not exceed 110% of the Safe harbor Amount. Anything in this Agreement to the contrary notwithstanding, in the event Deloitte & Touche LLP or such other certified public accounting firm designated by the Corporation (the "Accounting Firm") shall determine that receipt of all Payments would subject the Executive to tax under Section 4999 of the Code, it shall determine whether some amount of Separation Payments would meet the definition of a "Reduced Amount." If the Accounting Firm determines that there is a Reduced Amount, the aggregate Separation Payment shall be reduced to such Reduced Amount. All fees payable to the Accounting Firm with respect to this Paragraph E shall be paid solely by the Corporation.

(ii)   If the Accounting Firm determines that aggregate Separation Payments should be reduced to the Reduced Amount, the Corporation shall promptly give the Executive notice to that effect and a copy of the detailed calculation thereof, and the Executive may then elect, in the Executive's sole discretion, which and how much of the Separation Payments shall be eliminated or reduced (as long as after such election the Value of the aggregate Separation Payments equals the Reduced Amount), and shall advise the Corporation in writing of the Executive's election within ten days of the Executive's receipt of notice. If no such election is made by the Executive within such ten-day period, the Corporation may elect which of such Separation Payments shall be eliminated or reduced (as long as after such election the Value of the aggregate Separation Payments equals the Reduced Amount) and shall notify the Executive promptly of such election. All determinations made by the Accounting Firm under this paragraph shall be binding upon the Corporation and the Executive, and shall be made within 60 days of a termination of employment of the Executive. As promptly as practicable following such determination, the Corporation shall pay to or distribute for the benefit of the Executive such Separation Payments as are then due to the Executive under this Agreement, and shall promptly pay to or distribute for the benefit of the Executive in the future such Separation Payments as become due to the Executive under this Agreement.

(iii)   While it is the intention of the Corporation to reduce the amounts payable or distributable to the Executive hereunder only if the aggregate Net After Tax Receipts to the Executive would thereby be increased as a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Corporation to or for the benefit of the Executive pursuant to this Agreement which should not have been so paid or distributed ("Overpayment"), or that additional amounts which will have not been paid or distributed by the Corporation to or for the benefit of the Executive pursuant to this Agreement could have been so paid or distributed ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm determines that an Overpayment has been made, based upon the assertion of a deficiency by the Internal Revenue Service against the Corporation or the Executive which the Accounting Firm believes has a high probability of success, any such benefit of the Executive shall be treated for all purposes as a loan to the Executive which the Executive shall repay to the Corporation, together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; *provided, however*, that no such loan shall be deemed to have been made and no amount shall be payable by the Executive to the Corporation if and to the extent such deemed loan and payment would not either reduce the amount on which the Executive is subject to tax under Section 1 and Section 4999 of the Code, or generate a refund of such taxes. In the event the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code. Notwithstanding anything in this Agreement to the contrary, the obligation with respect to any Overpayment or Underpayment under this Paragraph E shall be conditioned upon the Overpayment or Underpayment meeting the requirements of Section 409A(a) of the Code and the regulations promulgated thereunder.

F.   Certain Additional Payments by the Corporation when Payments Exceed 110% of the Safe Harbor Amount.

(i) Anything in this Agreement to the contrary notwithstanding and except as set forth in this paragraph, in the event that it shall be determined that any Payment to the Executive would be subject to the Excise Tax, then the Executive shall be entitled to receive an additional payment (the "Gross-Up Payment") in an amount such that, after payment by the Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this subparagraph (i) of Paragraph F, if it shall be determined that the Executive would (absent this sentence) be entitled to the Gross-Up Payment, but that the Parachute Value of all Payments does not exceed 110% of the Safe Harbor Amount, then no Gross-Up Payment shall be made to the Executive and the provisions of Paragraph E above shall apply to that Executive. The Corporation's obligation to make Gross-Up Payments under this Paragraph F shall not be conditioned upon the Executive's termination of employment.

(ii) Subject to the provisions of subparagraph (iii) of Paragraph F, all determinations required to be made under this Paragraph F, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the Accounting Firm. The Accounting Firm shall provide detailed supporting calculations both to the Corporation and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment or such earlier time as is requested by the Corporation. All fees and expenses of the Accounting Firm shall be borne solely by the Corporation. Any Gross-Up Payment, as determined pursuant to this Paragraph F, shall be paid by the Corporation to or for the benefit of the Executive no earlier than the date of payments under Paragraph A of this Agreement, or if later within 5 days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Corporation and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments that will not have been made by the Corporation should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event the Corporation exhausts its remedies pursuant to subparagraph (iii) of Paragraph F and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Executive on the later of the date of such determination or after the date payments are due under Paragraph A of this Agreement. The Corporation's obligation with respect to any underpayment under this Paragraph F shall be conditioned upon the Underpayment meeting the requirements of Section 409A(a) of the Code and the regulations promulgated.

(iii) The Executive shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Corporation of the Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after the Executive is informed in writing of such claim. The Executive shall apprise the Corporation of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Corporation (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Corporation notifies the Executive in writing prior to the expiration of such period that the Corporation desires to contest such claim, the Executive shall:

(1) give the Corporation any information reasonably requested by the Corporation relating to such claim,

(2)   take such action in connection with contesting such claim as the Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Corporation,

(3)   cooperate with the Corporation in good faith in order effectively to contest such claim, and

(4)   permit the Corporation to participate in any proceedings relating to such claim;

provided, however, that the Corporation shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this subparagraph (iii) of Paragraph F, the Corporation shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Executive and direct the Executive to sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Corporation shall determine; *provided, however*, that, if the Corporation directs the Executive to pay such claim and directs the Executive to sue for a refund, the Corporation shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and *provided, further*, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Corporation's control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(iv) If, after the receipt by the Executive of a Gross-Up Payment or payment by the Corporation of an amount on the Executive's behalf pursuant to subparagraph (iii) of this Paragraph F, the Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Gross-Up Payment relates or with respect to such claim, the Executive shall (subject to the Corporation's complying with the requirements of subparagraph (iii) of this Paragraph F, if applicable) promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after payment by the Corporation of an amount on the Executive's behalf pursuant to subparagraph (iii) of this Paragraph F, a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Corporation does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(v) Notwithstanding any other provision of this Plan, the Corporation may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of the Executive, all or any portion of any Gross-Up Payment, and by signing this Agreement, the Executive consents to such withholding.

G.   Definitions.

(i)   Annual Bonus Amount: The Target-level award payable to the Executive for the year in which the Relevant Date occurred (or, if not then established, for the preceding year) or, if higher, for any subsequent year that begins before the Qualified Termination of Employment, under the Kimberly-Clark Corporation Executive Officer Achievement Award Program or the Kimberly-Clark Corporation Management Achievement Award Program, as applicable, or any successor or additional plan.

(ii)   Board: The Board of Directors of the Corporation.

(iii)   Cause: The term "Cause" shall mean any of the following:

(a)   the commission by the Executive of a felony;

(b)   the Executive's dishonesty, habitual neglect or incompetence in the management of the affairs of the Corporation; or

(c)   the refusal or failure by the Executive to act in accordance with any lawful directive or order of the Corporation, or an act or failure to act by the Executive which is in bad faith and which is detrimental to the Corporation.

(iv)   Code: The Internal Revenue Code of 1986, as amended.

(v)   Committee: The Compensation Committee of the Board of Directors of the Corporation.

(vi)   Corporation: Kimberly-Clark Corporation and any successor thereto that assumes this Plan and the Agreements pursuant to Paragraph H.(v) below.

(vii)   Equity Plans: The Kimberly-Clark Corporation 2001 Equity Participation Plan, the Kimberly-Clark Corporation 1999 Restricted Stock Plan, the Kimberly-Clark Corporation

1992 Equity Participation Plan, and any successor or additional plans under which the Executive receives stock options, restricted stock or other equity-based compensation.

(viii)   Excise Tax: The excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(ix)   Fair Market Value: With respect to any publicly traded equity security, the reported closing price of such security on the relevant date as reported on the composite list used by The Wall Street Journal for reporting stock prices, or, if no such sale shall have been made on that day, on the last preceding day on which there was such a sale; and with respect to any other property, the fair market value thereof as determined by the Committee in good faith.

(x)   Good Reason: Termination by the Executive for "Good Reason" shall mean the Executive's termination of his or her employment after the occurrence (without the Executive's express written consent) of any one of the following acts by the Corporation, or failures by the Corporation to act (subject to the Corporation's ability to correct as set forth below):

(a)   the assignment to the Executive of any duties inconsistent with the Executive's status as a key executive officer of the Corporation or a substantial adverse alteration in the nature or status of the Executive's responsibilities and position from those in effect immediately prior to the Change of Control, other than such alteration primarily attributable to the fact that the Corporation is no longer a public company;

(b)   a reduction by the Corporation of the Executive's annual base salary by five percent or more as in effect immediately prior to the Change of Control, except for across-the-board salary reductions similarly affecting all key executives of the Corporation;

(c)   the Corporation's requiring the Executive to be based at a location other than: (A) the location of the Executive's office as of the date of the Change of Control or another location within 50 miles from that location; (B) the location of the headquarters of the Corporation; or (C) the location of the headquarters of one of its centers of operation; provided, that required travel on the Corporation's business to an extent substantially consistent with the Executive's business travel obligations as of the date of the Change of Control shall not be considered Good Reason;

(d)   the failure of the Corporation to pay as soon as administratively feasible, after notice from the Executive, any portion of the Executive's current compensation;

(e)   the failure of the Corporation to continue in effect any compensation plan in which the Executive participates immediately prior to the Change of Control which is material to the Executive's total compensation, including but not limited to the Corporation's stock option, incentive compensation, and bonus plans, or any substitute plans adopted prior to the Change of Control, unless an equitable arrangement (which is embodied in an ongoing substitute or alternative plan but which need not provide the Executive with equity-based incentives) has been made with respect to such plan, or the failure by the Corporation to continue the Executive's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable than the benefits provided to other participants;

(f)   the failure by the Corporation to continue to provide the Executive with benefits substantially similar to those enjoyed by the Executive under any of the Corporation's pension, life insurance, medical, health and accident, or disability plans in which the Executive was participating at the time of the Change of Control, the taking of any action by the Corporation which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of the Change of Control, or the failure by the Corporation to provide the Executive with the number of paid vacation days to which the Executive is entitled on the basis of years of service with the Corporation in accordance with the Corporation's normal vacation policy in effect at the time of the Change of Control.

The Executive's right to terminate the Executive's employment for Good Reason shall not be affected by the Executive's incapacity due to physical or mental illness. However, in order to terminate employment for Good Reason, (1) the Executive must give the Corporation a notice setting forth the circumstances of the act or failure to act alleged to constitute Good Reason within 30 days after the Executive first has actual notice of such act or failure, and stating that the Executive has determined that such act or failure constitutes "Good Reason" hereunder, (2) the Corporation must fail to correct such act or failure within 30 days after it receives such notice from the Executive, and (3) the Executive must actually terminate his or her employment during the period of 30 days beginning 30 days after the Corporation receives such notice.

(xi)   Key Employee: Any Executive who meets the definition of a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code and the regulations promulgated thereunder.

(xii)   Net After Tax Receipt: The Value of a Payment, net of all taxes imposed on the Executive with respect thereto under Sections 1 and 4999 of the Code, determined by applying the highest marginal rate under Section 1 of the Code which applied to the Executive's taxable income for the immediately preceding taxable year.

(xiii)   Parachute Value: With respect to a Payment, the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(xiv)   Qualified Termination of Employment: The termination of the Executive's employment with the Corporation and/or its Subsidiaries either (i) within the two (2) year period following a Change of Control of the Corporation (A) by the Corporation without Cause or (B) by the Executive with Good Reason, or (ii) by the Corporation without Cause before a Change of Control, if a Change of Control occurs within one year after such termination and it is reasonably demonstrated by the Executive that such termination of employment was at the request of a third party that had taken steps reasonably calculated to effect a Change of Control or otherwise arose in connection with or in anticipation of a Change of Control. A transfer of employment for administrative purposes among the Corporation and its Subsidiaries shall not be deemed a Qualified Termination of Employment, but if such a transfer results in the occurrence of Good Reason, the Executive shall have the right to terminate employment for Good Reason and such termination shall be a Qualified Termination of Employment.

(xv)   Reduced Amount: The greatest aggregate amount of Separation Payments which (a) is less than the sum of all Separation Payments and (b) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if the Executive were paid the sum of all Separation Payments.

(xvi)   Relevant Date: In the case of a Qualified Termination of Employment as described in clause (ii) of the definition of "Qualified Termination of Employment," the date of such Qualified Termination of Employment and, in all other cases, the date of the Change of Control.

(xvii)   Safe Harbor Amount: The portion of the payment to or for the benefit of an Executive that does not constitute an "excess parachute payment for purposes of Section 280G of the Code.

(xviii)   Separation Payment: A Payment paid or payable to the Executive pursuant to this Plan or an Agreement (disregarding Section 9 of this Plan).

(xix)   Severance Period: The period of two years beginning on the date of the Qualified Termination of Employment.

(xx)   Value: With respect to a Payment, the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

H.   General.

(i)   No Duty to Mitigate. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Plan, and such amounts shall not be reduced whether or not the Executive obtains other employment.

(ii)   <u>Indemnification</u>. If litigation shall be brought to enforce or interpret any provision contained herein, the Corporation hereby agrees to indemnify the Executive for the Executive's reasonable attorney's fees and disbursements incurred in such litigation, and hereby agrees to pay prejudgment interest on any money judgment obtained by the Executive calculated at Citibank's (or any successor entity) prime rate of interest in effect from time to time from the date that payment(s) to the Executive should have been made under this Agreement.

(iii)   <u>Payment Obligations Absolute</u>. The Corporation's obligation to pay the Executive the compensation and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including without limitation, any set-off, counterclaim, recoupment, defense or other right which the Corporation may have against the Executive or anyone else. All amounts payable by the Corporation hereunder shall be paid without notice or demand. Except as expressly provided herein, the Corporation waives all rights which it may now have or may hereafter have conferred upon it, by statute or otherwise, to terminate, cancel or rescind this Agreement in whole or in part. Each and every payment made hereunder by the Corporation shall be final and the Corporation will not seek to recover all or any part of such payment from the Executive or from whosoever may be entitled thereto, for any reason whatsoever.

(iv)   <u>Unfunded Obligation</u>. The obligation of the Corporation under this Agreement shall be unfunded. The Corporation shall not be required to segregate any assets that may at any time be represented by benefits under this Agreement. The Corporation shall not be deemed to be a trustee of any amounts to be paid under this Agreement. Any liability of the Corporation to the Executive with respect to any benefit shall be based solely upon any contractual obligations created hereunder; no such obligation shall be deemed to be secured by any pledge or any encumbrance on any property of the Corporation.

(v)   <u>Successors</u>. This Agreement shall be binding upon and inure to the benefit of the Executive and the Executive's estate, and the Corporation and any successor of the Corporation, but neither this Agreement nor any rights arising hereunder may be assigned or pledged by the Executive. The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place.

(vi)   <u>Severability</u>. Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction shall as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(vii)   Controlling Law. This Agreement shall in all respects be governed by, and construed in accordance with, the laws of the State of Delaware. Where appearing in this Agreement, the masculine shall include the feminine and the plural shall include the singular, unless the context clearly indicates otherwise.

(viii)   Entire Agreement. The Executive and the Corporation acknowledge that upon its execution, this Agreement supersedes any and all prior

agreements between the Executive and the Corporation under the Plan as in effect at this time or at any prior time. From and after the Relevant Date, except as specifically provided herein, this Agreement shall supersede any other agreement between the parties with respect to severance pay and benefits. Notwithstanding the foregoing, any previously executed noncompetition agreement shall continue in effect following the execution of this Agreement and the Relevant Date.

(ix)   Termination. This Agreement shall terminate on the third anniversary of the date hereof unless either (1) a Change of Control occurs on or before such third anniversary or (2) the Chief Executive Officer of the Corporation determines to extend this Agreement for an additional three-year term or such shorter period as he or she determines to be appropriate. Notwithstanding the foregoing, if at the time when this Agreement would otherwise terminate, a third party that has taken steps reasonably calculated to effect a Change of Control or a Change of Control is otherwise under consideration, then this Agreement shall automatically continue in effect until (A) a Change of Control occurs, in which event this Agreement shall thereafter remain in effect in accordance with its terms, or (B) the Board makes a good faith determination that in its opinion, the efforts by the third party or the Corporation to effect a Change of Control have been abandoned, at which time the Agreement shall terminate unless it is extended pursuant to clause (2) of the preceding sentence.

IN WITNESS WHEREOF, the parties have executed this Agreement on the _____ day of

_____, 20____.

                                        Executive

                                        KIMBERLY-CLARK CORPORATION

                                        By:_____